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SEC FILE NUMBER
8-66541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/24 (MM/DD/YY) AND ENDING 09/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Objective Equity, LLC d/b/a ARC Group Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

380 Bretano Way
(No. and Street)

Greenbrae	CA	94904
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Megenity	(770) 263-6003	bmegenity@bdcaonline.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Riedel _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Objective Equity, LLC d/b/a ARC Group Securities LLC _____ , as of September 30 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:

COO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

OBJECTIVE EQUITY, LLC (dba ARC Group Securities LLC)
Financial Statement
As of
September 30, 2025
With
Report of Independent Registered Public Accounting Firm



RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Objective Equity, LLC
dba ARC Group Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Objective Equity, LLC (dba ARC Group Securities LLC) (the "Company") as of September 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

January 13, 2026
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Objective Equity, LLC (dba ARC Group Securities LLC)
Statement of Financial Condition
September 30, 2025

Assets

Cash	$ 62,816
Securities owned	1,006,315
Accounts receivable	16,540
Deposit with clearing broker/dealer	500,000
Prepaid expenses and deposits	10,577
Right of Use Asset	81,282
Total assets	**$ 1,677,530**

Liabilities and member's equity

Liabilities

Accounts Payable and Accrued Expenses	$ 27,500
Accrued compensation	66,907
Lease Liability	82,272
Total Liabilities	176,679
Member's equity	1,500,851
Total liabilities and member's equity	**$ 1,677,530**

The accompanying notes are an integral part of the financial statements.

NOTE A- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

<u>Description of Business:</u> Objective Equity, LLC (dba ARC Group Securities LLC) (the
"Company") is a broker-dealer that was organized in April 2004 as a New York limited liability
company. The Company is approved to operate as a broker-dealer, with a perpetual period of
duration, registered with the Securities and Exchange Commission ("SEC"). The Company is
also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company
provides research and corporate advisory services. The Company's customers are primarily
corporations and financial institutions located throughout the United States. As a limited liability
company, the member's liability is limited to its investment.

<u>Cash:</u> The Company maintains its bank accounts in a high credit quality financial institution.
The balances at times may exceed federally insured limits.

<u>Accounts Receivable:</u> Accounts receivable are non-interest-bearing uncollateralized obligations
receivable in accordance with the terms agreed upon with each customer. The Company
regularly reviews its accounts receivable for any uncollectible amounts. The review for
uncollectible amounts is based on an analysis of the Company's collection experience, customer
credit worthiness, and current economic trends. Based on management's review, no allowance
for credit losses is considered to be necessary.

<u>Income Taxes:</u> The Company is a single-member limited liability company and is not recognized
as a reporting entity under the Internal Revenue Code for taxation purposes. Accordingly, the
Company does not file a separate income tax return. The effects of the Company's operations are
passed through to the member for taxation purposes. Accordingly, no provision for income tax
has been provided for in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10),
Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax
positions to determine if they are more likely than not to be sustained if the taxing authority
examines the respective position. A tax position includes an entity's status, including its status as
a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain
tax positions for which a provision or liability for income taxes is necessary.

<u>Revenue Recognition:</u> Revenue from contracts with customers includes placement and advisory
services as well as referral fees. The recognition and measurement of revenue is based on the
assessment of individual contract terms. Significant judgment is required to determine whether
performance obligations are satisfied at a point in time or over time; how to allocate transactions
prices where multiple performance obligations are identified; when to recognize revenue based
on appropriate measure of the Company's progress under the contract; whether revenue should

NOTE A- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued):

be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisition transactions. Revenue from advisory agreements is generally recognized at the point in time that performance under the agreement is completed (the closing of the transaction). In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue would be reflected as deferred revenue.

The Company recognizes success fee revenues upon the completion of a success fee based transaction as this satisfies the only performance obligation identified by the Company.

The Company earns referral fees pursuant to a referral agreement in place with another broker-dealer. Revenue from this agreement is based upon a percentage of revenues generated by customers introduced by the Company to the contra-party to the agreement. As the revenue to be received by the contra-party is not known until the completion of each transaction, the referral fee revenue of the Company is unable to be recognized until that time.

Basis of Presentation: The Company maintains its accounting records on an accrual basis and follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Use of Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed

NOTE B – NET CAPITAL (CONTINUED)

15 to 1. At September 30, 2025, the Company's net capital was $1,470,145, which was $1,370,145 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was 0.06 to 1.00.

NOTE C – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at September 30, 2025.

NOTE D – RELATED PARTY TRANSACTIONS

The Company operated from office space provided by its President at no cost during the period from October 1, 2024 through August 31, 2025.

The Company has a services agreement with its President. Pursuant to the terms of the agreement, the President is compensated for supervisory and management services performed that are consistent with those typically performed by a General Securities Principal (Series 24) as such term is defined in FINRA Rule 1220(a)(2), an Investment Banking Principal as such term is defined in FINRA Rule 1220(a)(5), such compliance services performed by the Chief Compliance Officer of the Company, such management services performed by the Chief Executive Officer of the Company, and such other duties commensurate with such positions as specified or designated by the Company from time to time. The Company expensed approximately $99,579 pursuant to this agreement during the year ended September 30, 2025, which has been included in compensation expense within the accompanying statement of operations.

The Company's member entered into a Securities Purchase Agreement on December 31, 2024 with another entity who wholly owns a broker-dealer. The Company earned all referral fees during the year ended September 30, 2025 from the broker-dealer that is wholly owned by the entity with whom the Company's member entered into a Securities Purchase Agreement.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE E – CONCENTRATIONS

All referral fees earned during the year ended September 30, 2025, were from one customer.

NOTE F – CLEARING AGREEMENT

The Company entered into a clearing agreement with another broker-dealer ("clearing broker/dealer") effective July 28, 2025. The Company intends to clear certain customer transactions through the clearing broker-dealer on a fully disclosed basis, however the Company did not clear any such transactions nor did it hold any customer funds or securities during the year ended September 30, 2025. The clearing agreement requires the Company to maintain a deposit with the clearing broker in cash or securities. Provided the Company is not in default of its obligations or liabilities under this agreement, the deposit is refundable if, and when, the Company ceases doing business with the clearing broker/dealer.

NOTE G - SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of placement and advisory services as well as referrals to another broker-dealer. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note B), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE H - SECURITIES OWNED

At September 30, 2025, the Company held a certificate of deposit with a financial institution. The certificate bears interest at a fixed rate of 3.90% per annum and matures on January 1, 2026.

Interest income related to the certificate of deposit is recognized on the accrual basis and is included in interest income within the accompanying statement of operations. Accrued interest receivable at September 30, 2025 totaled $6,315 and is included within Securities Owned within the accompanying statement of financial condition.

The certificate of deposit is carried at amortized cost plus accrued interest, which approximates fair value due to its short-term nature, fixed interest rate, and remaining maturity. The certificate of deposit is subject to credit risk; however, the Company believes this risk to be minimal as the deposit is held with a high credit quality financial institution.

NOTE I - LEASE COMMITMENT

Commencing on September 1, 2025, the Company leases office space under a non-cancelable operating lease expiring on August 31, 2028. The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and/or when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the Company was not readily determinable and accordingly, the Company used an incremental borrowing rate of 4% based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), less the unamortized balance of lease incentives received. Lease costs for lease payments are recognized on a straight-line basis over the lease term.

Maturity of the lease liability under the non-cancelable operating lease is as follows:

Year Ending September 30,

2026	$27,735
2027	$30,132
2028	$28,948
Total	$86,815

Total undiscounted lease payments	$86,815
Less imputed interest	($4,543)
Total Lease Liability	$82,272

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e. building's property taxes, insurance and common area maintenance). These variable lease payments are not included in the lease payments used to determine the lease liability and are thus recognized as variable costs as incurred.

The total lease costs including variable costs associated with this lease for the year ended September 30, 2025 were $2,322.

NOTE J - SUBSEQUENT EVENTS

Subsequent to the fiscal year ended September 30, 2025, the Company entered into a separate lease agreement for office space. The lease commenced in November 2025 and has an initial non-cancelable term of three years. This lease did not result in any recognized lease assets or lease liabilities as of September 30, 2025, as the lease had not commenced as of that date.

NOTE K – NET LOSS

The Company incurred a loss for the year ended September 30, 2025. The Company's member has represented that it intends to make capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.